EXHIBIT 99.1

Brookfield Renewable Corporation Announces Results of Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 22, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable Corporation (the “Corporation”) (TSX, NYSE: BEPC) today announced that all nine nominees proposed for election to the board of directors by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the company’s annual meeting of shareholders held on June 22, 2021 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 516,630,939 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the nine directors:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	615,380,138	95.76%	27,260,826	4.24%
Scott Cutler	642,189,374	99.93%	451,590	0.07%
Eleazar de Carvalho Filho	633,053,524	98.51%	9,587,440	1.49%
Nancy Dorn	641,638,565	99.84%	1,002,399	0.16%
David Mann	641,193,769	99.77%	1,447,195	0.23%
Lou Maroun	633,609,763	98.59%	9,031,201	1.41%
Sachin Shah	641,343,819	99.80%	1,297,145	0.20%
Stephen Westwell	642,190,667	99.93%	450,296	0.07%
Patricia Zuccotti	642,504,244	99.98%	136,720	0.02%

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the company’s annual meeting of shareholders is available on SEDAR at www.sedar.com.

Brookfield Renewable

Brookfield Renewable Corporation and Brookfield Renewable Partners L.P., together Brookfield Renewable, operate one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 27,000 megawatts development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $600 billion of assets under management.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President - Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	robin.kooyman@brookfield.com